

November 14, 2024

Alan Beal
Chief Executive Officer
Armed Forces Brewing Company, Inc.
211 W 24th Street
Norfolk, VA 23517

> **Re: Armed Forces Brewing Company, Inc.**
> **Post Qualification Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed November 1, 2024**
> **File No. 024-12221**

Dear Alan Beal:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 20, 2024 letter.

<u>Amendment No. 1 to Post Qualification Amendment to Offering Statement on Form 1-A filed November 1, 2024</u>
<u>Plan of Distribution, page 65</u>

1. We note your response to prior comment 13 and that Colonial Stock Transfer Company will act as your transfer agent. However, we note that your disclosure on page 65 still states that Integral Transfer Agency USA Inc. will act as your transfer agent. Please revise to resolve this inconsistency.

Description of The Business, page 67

2.   We note your revisions in response to prior comment 3 and reissue in part. Please file your material contracts for your customers, distributors, suppliers, and intellectual property, or tell us why you believe that such exhibits are not required. Refer to Item 17.6 of Form 1-A (Part III). Revise to include a description of the material terms of your assignment agreement with Seawolf Brewery LLC that you filed. Finally, we note your revised disclosure on page 71 that "the Company is not dependent on any major customers[] or suppliers (including suppliers of raw materials or financing) other than those discussed in this Offering Circular." Please revise this section to clearly discuss who your major customers and suppliers are.

Description of Property, page 71

3.   We note your revisions in response to prior comment 4. Please file your Norfolk lease agreement. Refer to Item 17.6 of Form 1-A (Part III), or tell us why you believe that the exhibit is not required. Finally, please revise Part I, Item 1 to clarify that that your principal executive office is in Norfolk, Virginia.

Management's Discussion and Analysis of Financial Condition and Results of Operation
Liquidity and Capital Resources, page 75

4.   We note your revisions in response to prior comment 7 and reissue in part. Please revise to disclose your material loan commitments for capital expenditures as of the end of December 31, 2023, and indicate the general purpose of such commitments and the anticipated sources of funds needed to fulfill such commitments. In this regard, we note your disclosure on page FS-14 that your convertible note and related accrued interest were outstanding as of December 31, 2023. Refer to Item 9(b)(2) of Form 1-A (Part II).

Plan of Operations, page 76

5.   We note your revisions in response to prior comment 9. We also note that one of the purposes of your use of proceeds is for "taproom acquisition and development" on page 66. Please revise to explain whether you plan to use the proceeds from this offering to acquire additional brewing facilities, or if this disclosure refers to your Norfolk facility.

Convertible Note, page 79

6.   We note your revisions in response to prior comment 8 and reissue in part. Please revise to describe your required interest payments under your convertible note. Further, please revise to describe the different conversion events, including whether your current Regulation A offering will trigger the conversion event described under Section 4.4. Finally, please disclose the name of the purchaser(s).

Security Ownership of Management and Certain Securityholders, page 87

7.   We note your revisions to prior comment 10. We also note your response that you are providing the tables on pages 88 and 90 as "other information the Company feels is appropriate to disclose. The Company believes providing additional footnotes to each column of the tables makes it easier to comprehend for investors, and also provides

not only the required voting equity disclosures under the Regulation A rules, but also more information about the overall percentages of voting and non-voting equity in the Company." Please disclose this response in the lead-in paragraphs to the tables on pages 88 and 90. Finally, in your next amendment, please continue to reflect information as of the most recent practicable date and state the date used, and update this disclosure as necessary.

Interest of Management and Others in Certain Transactions, page 91

8.   We note your response to prior comment 11 and that "[t]here are no related party loans." Please explain how your response is consistent with your disclosures on page FS-14, which discusses related party loans with your founders during the fiscal years ended December 31, 2023 and 2022, or revise. Refer to Item 13(a) of Form 1-A (Part II).

Section F/S - Financial Statements, page 111

9.   Please amend your offering statement to update your financial statements and related disclosures. Refer to Part F/S (c)(1)(i), (c)(1)(ii), (b)(3)(B) and (b)(5) of Form 1-A for guidance.

Income Statements, page FS-7

10.   We note your response to prior comment 15 and the revision to your offering statement. It appears, however, that your disclosure was not fully responsive to our comment. In this regard, please revise your offering statement to also provide the disclosures required by ASC 260-10-50-1. Refer to ASC 260-10-45-10 and 45-20 for additional guidance.

Part III - Exhibits
Exhibit 1A-11 - Consent of Independent Auditor, page FS-17

11.   Please have your auditor update the date of its consent to a date within 30 days of your filing.

General

12.   We note your revisions in response to prior comment 16 and reissue in part. We note that you filed an opinion pursuant to Item 17.12 of Form 1-A (Part III). Please provide the consent of Kendall Almerico pursuant to Item 17.11 of Form 1-A (Part III). Further, please refile Exhibit 1A-8 in the proper text-searchable format. Please refer to Section 5.2.3.6 of the EDGAR Filer Manual (Volume II) and Item 301 of Regulation S-T. Clearly revise your exhibit index to list each of these exhibits.

13.   We note that you filed all of your material contracts as one Exhibit 1A-6. Please update as follows:
   • Please revise your Exhibit Index to clearly list and file each exhibit separately.
   • Please refile each agreement as final signed agreements.
   • We note your response to prior comment 8 that your convertible note includes "redactions to protect the privacy of the investor." Further, we note that your Operating Agreement of Ironbound AFBC Properties LLC and Brewing and

Packaging Agreement appear to include redactions. Please mark the exhibit index to indicate for each relevant exhibit that portions of the exhibit have been omitted. Further, revise each exhibit to include a prominent statement on the first page of each redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential. You must include brackets indicating where the information is omitted from the filed version of the exhibit. If requested by the Commission or its staff, you must promptly provide on a supplemental basis an unredacted copy of the exhibit and its materiality and privacy or confidentiality analyses. Refer to Instructions to Item 17 of Form 1-A (Part III).

Please ensure that for any other material contract you file in response to our comments, such exhibit complies with this comment.

14.   We note that your financial statements in this Post-Qualification Amendment are stale. We also note your revised disclosure that you have 1,633,442 Class C Common Stock outstanding. In your prior filing on August 26, 2024, you disclosed that you had 1,428,725 Class C Common Stock outstanding. Please tell us whether you sold additional Class C Common Stock after October 1, 2024 and if you are currently offering your Class C Common Stock.

Please contact Dale Welcome at 202-551-3865 or Ernest Greene at 202-551-3733 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Kendall Almerico